U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

  NOTIFICATION OF LATE FILING                        SEC File No. 0-28348

         (CHECK ONE:)                               CUSIP No. 233041 30 0



[x] Form 10-K and 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and 10-QSB [ ] Form N-SAR

     For Period Ended: December 31, 1998
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I -- REGISTRANT INFORMATION


Full Name of Registrant
DBS INDUSTRIES, INC.

Former Name if Applicable
N/A

Address of Principal Executive Office (STREET AND NUMBER)
100 SHORELINE HIGHWAY, SUITE 190A

City, State and Zip Code
MILL VALLEY, CA  94941


PART II -- RULES 12B - 25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE


State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant is currently involved in certain significant transactions subsequent to its 1998 year-end, the outcome may impact the Registrant's financial condition and results of operation.

                                     (Attached Extra Sheets if Needed).


PART IV -- OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

Roger D. Linn                               415                442-0400
(Name)                                  (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                          [X] Yes               [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                          [ ] Yes               [x] No**

                                        ** SEE ATTACHED SUPPLEMENTAL RESPONSE



     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             DBS INDUSTRIES, INC.
                (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1999                By: /s/  E.A. JAMES PERETTI
                                    _________________________
                                    E. A. James Peretti

Supplemental Response to Item (3) of Part IV:

The Registrant recognized a one time gain of $5.2 million upon sale of investment stock in 1997 which resulted in net income of $3,068,917. However, excluding the foregoing non-operating/non-recurring gain recognized in 1997, the Registrant does not believe its results of operations for 1998 changed significantly from results of operations for fiscal 1997. The Registrant is still in the development stage and had no revenue in 1997 or 1998.